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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. ___)

                          NEW ENGLAND BANCSHARES, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    643863103
                                    ---------
                                 (CUSIP Number)

                                David J. O'Connor
                      President and Chief Executive Officer
                          New England Bancshares, Inc.
                               660 Enfield Street
                           Enfield, Connecticut 06082
                                 (202) 362-0840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 4, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g),
check the following box |_|.

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)





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CUSIP No. 643863103
          ---------


                                  SCHEDULE 13D


   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Enfield Mutual Holding Company
             I.R.S. Identification No. Being Applied For

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /_/
                                                                     (b) /_/
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                  /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
      NUMBER OF                  1,127,431
       SHARES        -----------------------------------------------------------
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                     8   SHARED VOTING POWER
                                 0
--------------------------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                                 1,127,431
--------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,127,431
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             55.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             HC, CO
--------------------------------------------------------------------------------



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Item 1.     Security and Issuer.
            -------------------

      This Schedule 13D relates to the shares of common stock, par value $.01 per share, of New England Bancshares, Inc. (the "Issuer" or the "Company"), a federally-chartered corporation. The principal executive office of the Issuer is located at 660 Enfield Street, Enfield, Connecticut 06082.

Item 2.     Identity and Background.
            -----------------------

      This Schedule 13D is being filed by Enfield Mutual Holding Company (the "MHC"), a federally-chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at 660 Enfield Street, Enfield, Connecticut 06082. During the past five years the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each of the Insiders is a United States citizen, and none of such Insiders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

      On June 4, 2002, Enfield Federal Savings and Loan Association (the "Association") reorganized from the mutual to mutual holding company structure in accordance with the Plan of Reorganization from Mutual Savings and Loan Association to Mutual Holding Company and Stock Issuance (the "Plan"). Pursuant to the Plan, the Association converted to stock form and the Issuer and the MHC were established. In connection with the reorganization, the Issuer sold 922,444 shares of common stock to the public at $10.00 per share and sold 1,127,431 shares of common stock to the MHC for $0.01 per share. The funds for the purchase of the shares by the MHC came from its initial capitalization.


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



Item 4.     Purpose of Transaction.
            -----------------------

      The primary purpose of the reorganization was to establish a structure that will enable the Association to compete and expand more effectively in the financial services marketplace, and that will enable the Association's depositors, employees, management and directors to obtain an equity ownership interest in the Association. The mutual holding company structure permitted the Issuer to sell capital stock, which is a source of capital not available to a mutual savings association. The transaction also gave the Association and the Issuer greater flexibility to structure and finance the expansion of operations, including the potential acquisition of other financial institutions, and to diversify into other financial services. Because the Issuer only sold a minority of the common stock to the public, the Association's mutual form of ownership and its ability to remain an independent savings association and to provide community-oriented financial services is expected to be preserved.

      Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

      In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the MHC and/or the Insiders may determine to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.


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Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 1,127,431 shares of the Issuer's common stock or 55.0% of the outstanding shares. The following table provides information about the shares of Company common stock that may be considered to be owned by each Insider as of June 30, 2002. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.


                                                 NUMBER OF    PERCENT OF
                                                  SHARES     COMMON STOCK
      NAME                                         OWNED      OUTSTANDING
                                               -------------  -----------

      Edward C. Allen....................          3,000           *
      David J. O'Connor..................          3,592           *
      Peter T. Dow.......................          2,500           *
      Myron J. Marek.....................          2,265           *
      Dorothy K. McCarty.................          1,500           *
      Robert T. Mercik...................          1,000(1)        *
      Richard K. Stevens.................          5,100           *
      Richard M. Tatoian.................          1,000           *
      -------------------------
      *Represents less than 1% of shares outstanding
      (1)Includes 500 shares owned by Mr. Mercik's spouse.

      (c) Other than the purchase of such shares by the MHC and the Insiders on June 4, 2002, neither the MHC nor the Insiders have effected any transaction in the Issuer's common stock within the past 60 days, except that the Enfield Federal Savings and Loan Association 401(k) Plan has acquired 3,118 shares for Mr. O'Connor's account.

      (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

      Not applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

      Not applicable.


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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       ENFIELD MUTUAL HOLDING COMPANY



                                       By:
                                           /s/David J. O'Connor
                                           -------------------------------------
                                           David J. O'Connor
                                           President and Chief Executive Officer



Date: July 19, 2002


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                                  Schedule I

      Directors and Executive Officers of Enfield Mutual Holding Company
      ------------------------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of Enfield Mutual Holding Company are set forth below. All persons are citizens of the United States.


NAME                 BUSINESS ADDRESS             PRINCIPAL OCCUPATION
----                 ----------------             --------------------

Edward C. Allen      660 Enfield Street           Chairman of the Board of Directors of MHC, Company
                     Enfield, Connecticut 06082   and Association.  Retired owner of general retail store.

David J. O'Connor    660 Enfield Street           President, Chief Executive Officer and Director of MHC,
                     Enfield, Connecticut 06082   Company and Association.

Peter T. Dow         660 Enfield Street           Director of MHC, Company and Association.  President of
                     Enfield, Connecticut 06082   Dow Mechanical Corporation, a manufacturer of quality
                                                  control inspection equipment.

Myron J. Marek       660 Enfield Street           Director of MHC, Company and Association.  Retired
                     Enfield, Connecticut 06082   retail jeweler.

Dorothy K. McCarty   660 Enfield Street           Director of MHC, Company and Association.  Retired
                     Enfield, Connecticut 06082   town clerk of Suffield, Connecticut.

Robert T. Mercik     660 Enfield Street           Director of MHC, Company and Association.  Certified
                     Enfield, Connecticut 06082   public accountant with the firm of Mercik, Kuczarski & Co.

Richard K. Stevens   660 Enfield Street           Director of MHC, Company and Association.  Owner and
                     Enfield, Connecticut 06082   President of Leete-Stevens, Inc., a funeral home.

Richard M. Tatoian   660 Enfield Street           Director of MHC, Company and Association.  Self-
                     Enfield, Connecticut 06082   employed attorney.




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